500 Oracle Parkway	phone	+16505067000
Redwood Shores	oracle.com
California 94065

January 29, 2016

VIA EDGAR

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Oracle Corporation
Form 10-K for the Fiscal Year Ended May 31, 2015
Filed June 25, 2015
File No. 1-35992

Dear Ms. Blye:

This will acknowledge receipt of your request for information set forth in your letter to Mark V. Hurd, Chief Executive Officer of Oracle Corporation, dated January 20, 2016, regarding Oracle’s Form 10-K for the fiscal year ended May 31, 2015. We understand that this is a standard inquiry being made of many public companies by the SEC’s Office of Global Security Risk, created to assist in the fight against global terrorism.

We would like to request additional time to respond to your comments and complete our due diligence so that we can respond as thoroughly and completely as possible. We expect to be able to provide our response during the week of March 28, 2016. If you have any further questions, please contact me at (650) 506-7000.

Very truly yours,

/s/ Kimberly Woolley

Kimberly Woolley
Assistant General Counsel and Assistant Secretary

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC
Dorian Daley, Executive Vice President, General Counsel and Secretary, Oracle Corporation
William Corey West, Executive Vice President and Chief Accounting Officer, Oracle Corporation
Brian S. Higgins, Vice President, Associate General Counsel and Assistant Secretary, Oracle Corporation